Benessere Capital Acquisition Corp.

78 SW 7th Street, Unit 800

Miami, FL 33130

VIA EDGAR

July 6, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and James Lopez

Re:	Benessere Capital Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022
Response Dated July 5, 2022
File No. 001-39836

Dear Mr. Holt and Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere,” the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 6, 2022, regarding the Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on June 27, 2022. For your convenience, we have repeated below your comment in bold and have followed the comment with our response.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1.

We note your response letter dated July 5, 2022 and the list of foreign investors in your sponsor. It appears that two of the individuals from the list are identified as your special advisors in your Form 10-K and the Form S-1 that went effective on January 4, 2021. Please expand your proposed revised disclosure in the proxy statement to clarify, if true, that each of your special advisors holds membership interests in your sponsor. Please also further clarify conflicts of interest. For example, similar to potential conflicts disclosed in the S-1 with respect to officers and directors, it appears conflicts may arise in determining whether a business combination target is appropriate given the special advisors’ personal and financial interests, including their interests in founder shares that were acquired by the sponsor for approximately $0.009 per share and would be worthless if you do not complete an initial business combination.

Response to Comment No. 1:

In response to the Staff’s comment, we would propose to:

1.

Revise our disclosure throughout the Proxy Statement, where the interests of our affiliates are discussed and how their shares will be voted at the Special Meeting, to add reference to the interests of our special advisors in addition to the interests of our sponsor, directors and executive officers of the Company and their affiliates.

2.

Clarify on page 37 of the Proxy Statement, in the section entitled “The Extension Amendment Proposal — Interests of our Sponsor, Directors and Officers,” that our special advisors and certain other officers and directors indirectly hold interests through the sponsor, and the interest that all such persons may have in the proposals to be submitted at the Special Meeting. Proposed changes are bolded and underlined below:

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the fact that our Sponsor holds 2,820,833 Founder Shares and 393,750 Private Placement Units, all such securities beneficially owned by our Chairman and Chief Executive Officer, each of our Chief Financial Officer and Chief Operating Officer owns 10,000 Founder Shares, two of our independent directors each owns 2,500 Founder Shares, each of our remaining two independent directors and two special advisors owns 5,000 Founder Shares, and the Representative holds 125,000 Founder Shares. Additionally, each of our Chief Financial Officer, Chief Operating Officer, one of our independent directors, and our two special advisors own interests in our sponsor. All of such investments would expire worthless if a business combination is not consummated. On the other hand, if a business combination is consummated, such investments could earn a positive rate of return on their overall investment in the combined entity, even if other holders of Benessere common stock experience a negative rate of return, due to having purchased the founder shares for $25,000 or approximately $0.009 per share;

3.	Add the following risk factor in the proposed “Risk Factors” section of the Proxy Statement:

Since the Sponsor and Benessere’s affiliates will lose their entire investment in Benessere if an initial business combination is not completed, they may have a conflict of interest in the approval of the proposals at the Special Meeting.

Our Sponsor holds 2,820,833 Founder Shares and 393,750 Private Placement Units, all such securities beneficially owned by our Chairman and Chief Executive Officer, each of our Chief Financial Officer and Chief Operating Officer owns 10,000 Founder Shares, two of our independent directors each owns 2,500 Founder Shares, each of our remaining two independent directors and two special advisors owns 5,000 Founder Shares. Additionally, each of our chief financial officer, chief operating officer, one of our independent directors, and our two special advisors indirectly own interests in our Sponsor. Such persons have waived their rights to liquidating distributions from the trust account with respect to these securities, and all of such investments would expire worthless if an initial business combination is not consummated. Additionally, such persons can earn a positive rate of return on their overall investment in the combined entity after an initial business combination, even if other holders of Benessere common stock experience a negative rate of return, due to having purchased the founder shares for an aggregate of $25,000 or approximately $0.009 per share. The personal and financial interests of our Sponsor, officers, directors, special advisors, and their affiliates may have influenced their motivation in identifying and selecting eCombustible for its target business combination and consummating the Business Combination in order to close the Business Combination and therefore may have interests different from, or in addition to, your interests as a stockholder in connection with the proposals at the Special Meeting.

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We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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